[SHIP LOGO] [VANGUARD (R) LOGO]

                               P.O. Box 2600
                               Valley Forge, PA 19482-2600

                               610-669-1538
                               Judy_L_Gaines@vanguard.com

February 23, 2007

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission      via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Windsor Funds

Dear Mr. Sandoe,

   The following responds to your comments of February 22, 2007 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 108 that was filed on January 8, 2007.

Comment 1:        General (Windsor and Windsor II)
--------------------------------------------------------------------------------
Comment:          Are the funds' investment objectives fundamental?

Response:         Yes, and this is noted in the SAI.

Comment 2:        Prospectus - Fee Table (Windsor and Windsor II)
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Comment:          Are the costs of acquiring ETF shares of Vanguard funds
                  required to be disclosed in the funds' fee tables?

Response:         No. In the SEC's fund of funds release, the Commission permits funds to omit the new separate line item if the aggregate expenses attributable to acquired funds do not exceed 0.01% of average net assets of the acquiring fund. This is the case with respect to both Windsor and Windsor II Funds' investment in Vanguard ETFs. Accordingly, the separate line item is omitted from the Item 2 fee table for both funds.

Comment 3:        Prospectus - Plain Talk about the Portfolio Managers
                  (Windsor and Windsor II)
--------------------------------------------------------------------------------
Comment:          Please clarify the role played by the various portfolio
                  managers.

Response:         We have confirmed with the various external advisers that the existing disclosure whereby PMs are referred to as "co-managers" is an accurate description of their roles. The
                  PMs work together in managing Fund assets, sharing in the determination of strategies and risk exposures, and placing trades on behalf of the respective advisory firms' portions of the

Christian Sandoe, Esq.
February 23, 2007
Page 2

                  Fund's assets. Neither PM reports to or presides over the other, nor are there limitations placed on the roles or responsibilities of the PMs. In all cases, the advisory firms have represented that the current PM disclosure accurately describes the roles played by the PMs in their management of fund assets. Furthermore, we believe that our existing disclosure satisfies the requirements of Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.

Comment 4:        Prospectus - Back Cover (Windsor)
--------------------------------------------------------------------------------
Comment:          Insert the Fund's "811 number" in lieu of the placeholder
                  text.

Response:         We will make the requested change.

Comment 5:        SAI - Portfolio Manager Disclosure
--------------------------------------------------------------------------------
Comment:          Please disclose other accounts managed for each PM
                  individually rather than in the aggregate.

Response:         The SAI discloses all accounts managed by each individual PM, with the exception of one investment advisor - Hotchkis &
                  Wiley.

                  We have confirmed with Hotchkis that it uses a team approach in all instances, and doesn't have individual PMs managing funds or accounts. That being the case, Hotchkis is unable to provide a breakdown of other accounts managed on an individual basis for each PM. The most specific disclosure Hotchkis is able to provide is the aggregate amount provided for the investment group. In the event that Hotchkis changes its management approach, the SAI disclosure will change accordingly.

Comment 6:        Tandy Requirements
--------------------------------------------------------------------------------
As required by the SEC, the Funds acknowledge that:

o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department